UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

BPO MANAGEMENT SERVICES, INC.
(Formerly known as Healthaxis, Inc.)
(Name of Issuer)

Shares of Common Stock, $.10 par value per share
(Title of Class of Securities)

05570D100
(CUSIP Number)

James Cortens
1290 N. Hancock Street, Suite 200
Anaheim Hills, CA 92807
Tel. No.: (714) 974-2670
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

— with copies to —

Scott McConnell
McConnell, Dunning & Barwick LLP
15 Enterprise, Suite 360
Aliso Viejo, CA 92656
(949) 900-4400

December 30, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person James Cortens

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(A) / / (B) / /

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		/ /

(6)	Citizenship or Place of Organization Canada

	(7)	Sole Voting Power 1,839,297 (Includes 1,010,512 shares issuable upon the exercise of options and warrants that are exercisable within 60 days.)
Number of Shares
Beneficially Owned	(8)	Shared Voting Power 0
by Each Reporting
Person With	(9)	Sole Dispositive Power 1,839,297 (Includes 1,010,512 shares issuable upon the exercise of options and warrants that are exercisable within 60 days.)

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,839,297 (Includes 1,010,512 shares issuable upon the exercise of options and warrants that are exercisable within 60 days.)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		/ /

(13)	Percent of Class Represented by Amount in Row (11) 11.7%

(14)	Type of Reporting Person (See Instructions) IN

*SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D

This Schedule 13D (the “Schedule 13D”) is being filed on behalf of James Cortens (the “Reporting Person”). This Schedule 13D relates to shares of common stock, $.10 par value per share (the “Common Stock”) of BPO Management Services, Inc., a Pennsylvania corporation formerly known as Healthaxis Inc. (the “Issuer”).

This Schedule 13D relates to Common Stock, the beneficial ownership of which was acquired by the Reporting Person as the result of the merger of Outsourcing Merger Sub, a wholly owned subsidiary of the Issuer, into BPOMS, Inc., a Delaware corporation formerly known as BPO Management Services, Inc., (“BPOMS”), in which transaction the BPOMS securities owned by the Reporting Person were converted into securities of the Issuer.

Item 1.	Security and Issuer

Securities to which this Schedule 13D relates:  Common Stock, $.10 value per share.

Issuer:	BPO Management Services, Inc. 1290 N. Hancock Street, Suite 200 Anaheim Hills, CA 92807

Item 2.	Identity and Background

(a)	This statement is filed by: The Reporting Person

(b)	The business address of the Reporting Person is 1290 N. Hancock Street, Suite 200, Anaheim Hills, CA 92807.

(c)	The present principal occupation of the Reporting Person is President and Chief Operating Officer of the Issuer.

(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of Canada.

Item 3.	Source and Amount of Funds

The securities that are the subject of this report were acquired by the Reporting Person as the result of the merger of Outsourcing Merger Sub, a wholly owned subsidiary of the Issuer, into BPOMS, in which transaction the BPOMS securities owned by the Reporting Person were converted into securities of the Issuer.

Item 4.	Purpose of the Transaction

The securities that are the subject of this report were acquired by the Reporting Person as the result of the merger of Outsourcing Merger Sub, a wholly owned subsidiary of the Issuer, into BPOMS, in which transaction the BPOMS securities owned by the Reporting Person were converted into securities of the Issuer.

Item 5.	Interest in Securities of the Issuer

(a)
The Reporting Person beneficially owns 1,839,297 shares of Common Stock, which represents 11.7% of the Issuer’s outstanding shares of Common Stock.  The shares beneficially owned by the Reporting Person include 1,010,512 shares issuable upon the exercise of options and warrants that are exercisable within 60 days.

(b)	The Reporting Person has sole power to vote and dispose of the shares of Common Stock beneficially owned by him.

(c)	Not Applicable.

(d)	Not Applicable.

(e)	Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not Applicable.

Item 7.	Material to be Filed as Exhibits

Not Applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  December 30, 2008

/s/ James Cortens
JAMES CORTENS